                                                                       Exhibit 1

                            ANNUAL INFORMATION FORM

                                       OF

                          COOLBRANDS INTERNATIONAL INC.

                        Fiscal Year Ended August 31, 2003

                                                                January 13, 2004



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
                                TABLE OF CONTENTS
ITEM 1:   CORPORATE STRUCTURE..............................................    1

ITEM 2:   GENERAL DEVELOPMENT OF THE BUSINESS..............................    2

ITEM 3:   NARRATIVE DESCRIPTION OF THE BUSINESS............................    5

ITEM 4:   SELECTED CONSOLIDATED FINANCIAL INFORMATION......................   16

ITEM 5:   MANAGEMENT DISCUSSION AND ANALYSIS...............................   18

ITEM 6:   MARKET FOR SECURITIES............................................   18

ITEM 7:   DIRECTORS AND OFFICERS...........................................   18

ITEM 8:   ADDITIONAL INFORMATION...........................................   22


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


ITEM 1: CORPORATE STRUCTURE

     The Corporation was formed under the Business Corporations Act (Ontario) by articles of amalgamation dated September 7, 1994 under the name Yogen Fruz World-Wide Inc. On March 18, 1998, the Corporation was continued under the Companies Act (Nova Scotia) and reorganized its share capital to provide for multiple voting shares and subordinate voting shares. On March 15, 2000, the Corporation amended its articles to change its name to CoolBrands International Inc. ("CoolBrands" or the "Corporation"). The principal office of the Corporation is located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9Y7. The registered address of the Corporation is Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 2X2.

Corporate Chart

     The following chart illustrates all of the principal wholly-owned subsidiaries and other entities of the Corporation, their jurisdiction of incorporation and the percentage ownership by the Corporation of the voting and non-voting securities of each subsidiary or other entity.


                                 COOLBRANDS INTERNATIONAL INC.
                                        (Nova Scotia)


                  100%                     100%                    100%
              INTEGRATED                YOGEN FRUZ              YOGEN FRUZ
              BRANDS INC.               CANADA INC.           ACQUISITIONS INC.
             (New Jersey)                (Ontario)                (Nevada)


                                           100%
                                     KAYLA FOODS INT'L
                                      (Barbados) INC.
                                        (Barbados)


         50.1%                    100%                  100%
   AMERICANA FOODS LP       ESKIMO PIE FROZEN        ESKIMO PIE
       (Texas)               DISTRIBUTION INC.       CORPORATION
                                (Delaware)            (Virgina)

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

     The Corporation markets Dreamery'r' Ice Cream, Whole Fruit'TM' Sorbet, Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen dessert products. Eskimo Pie'r' created the frozen novelty industry in 1921 when founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. The Corporation also markets a broad range of ice cream, frozen novelties and frozen dessert products under the Atkins'r', Godiva'r', Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Betty Crocker'r', Trix'r', Yoplait'r' and Colombo'r' brand names, pursuant to long-term licensing agreements. The Corporation distributes a wide variety of ice cream and frozen dessert products through Eskimo Pie Frozen Distribution for itself and numerous other ice cream brands, including Nestle, Dreyer's, Edy's, Haagen-Dazs, Friendly's and Carvel. The Corporation manufactures soft serve yogurt and ice cream mixes, a wide variety of hard pack ice cream, frozen dessert novelties and dairy mixes for the foodservice channel at Americana's Dallas, Texas production facility. The Corporation produces soft serve frozen yogurt and ice cream mixes at its production facility in Russellville, Arkansas. Eskimo Pie'r' Foodservice is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Corporation also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Corporation's brands. The Corporation is the world's largest franchisor and licensor of stores and other locations serving primarily frozen yogurt. As of August 31, 2003, the Corporation had franchise operations and strategic partnerships in approximately 80 countries. The Corporation franchises and licenses a Family of Brands under the names Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r' Ice Cream and Premium Frozen Yogurt, Swensen's'r' Ice Cream, Ice Cream Churn'r', Paradise'r', Golden Swirl'r' and certain other names. The Corporation also franchises and licenses gourmet coffee shop outlets in 22 countries under the name Java Coast'r' Fine Coffees.

     The predecessor of the Corporation commenced operations in August 1986 with the opening of the first Yogen Fruz'r' store in Vaughan, Ontario. The store served yogurt as a frozen dessert under a unique concept pursuant to which individually packaged portions of frozen yogurt were blended with fresh frozen fruit in front of the customer. The Yogen Fruz'r' concept was developed by the Corporation's founders, Michael Serruya, Co-Chairman of the Board of the Corporation, and his brother, Aaron Serruya, Executive Vice-President of the Corporation.

     The first Yogen Fruz'r' store experienced immediate success, prompting the Corporation to commence a franchising program. The first franchised Yogen Fruz'r' store opened in London, Ontario in August 1987 with an additional 62 stores opening in Canada over the next four years. The expansion of the Corporation's operations was further accelerated by the establishment of an international master franchise program in June 1991, when a regional franchise was granted in Latin America.

     The Corporation's operations have been significantly expanded through a series of strategic acquisitions and through the development of strategic partnerships. In June 1991, Yogen Fruz Canada Inc., a subsidiary of the Corporation through which all of the Corporation's operations were then carried on, acquired its largest competitor in Canada, Yogurty's Yogurt Discovery, from Silcorp Limited. Strategic partnerships were recently established by the Corporation with National Amusements Inc. and Wal-Mart Stores Inc. in the United States, Tricon Global Restaurants (Canada) Inc. in Ontario, Canada and internationally by master franchisees with such chains as Dunkin Donuts, Kentucky Fried Chicken, KLM Dutch Airlines and Esso. In July 1995, the Corporation completed the acquisition of Bresler's Industries, Inc., an established U.S. franchisor and licensor of ice cream and frozen yogurt outlets. In March 1996, the Corporation completed the acquisition of I Can't Believe Its Yogurt, then the second largest franchisor and licensor of frozen yogurt outlets in the United States and a significant franchisor of frozen yogurt outlets outside North America. In June 1997, the


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Corporation completed the acquisition of Golden Swirl Frozen Yogurt Inc. and GS
Associates Inc., the sole partners of Golden Swirl Management Company, an owner and operator of a chain of frozen yogurt stores in Utah, California, Nevada, and Arizona under the name Golden Swirl. In January 1998, the Corporation acquired the business of U.S.-based Ice Cream Churn Inc. and Ice Cream Churn Enterprises, which have the right to operate outlets in Wal-Mart Stores Inc. stores. In March 1998, the Corporation acquired Integrated Brands Inc. ("Integrated Brands") which markets, sells and distributes Godiva'r' ice cream, Atkins'r' Endulge'TM' super premium ice cream products, Tropicana'r' frozen desserts, as well as a variety of other branded frozen dessert products under the Betty Crocker'r', Yoplait'r', Colombo'r', Trix'r' and Lucky Charms'r' brand names pursuant to long-term exclusive license agreements. Integrated Brands, directly and through subsidiaries, also operates, franchises and licenses Swensen's'r' Ice Cream, Steve's'r' Ice Cream and triple trademark frozen dessert stores throughout the United States and certain foreign countries. In May 1999, the Corporation acquired specific assets of Greater Pacific Foods, Inc., including the Honey Hill Farms trademarks. The Honey Hill Farms business consists of marketing and distributing Honey Hill Farms soft serve frozen yogurt and ice cream mixes to outlets located primarily in the western United States.

     Early in fiscal 1999, the Corporation began to explore the opportunity to invest in Eskimo Pie Corporation ("Eskimo Pie") in order to benefit from Eskimo Pie's strong brand names and U.S. based manufacturing facilities. On October 6, 2000, the acquisition of Eskimo Pie was completed by purchasing the 2.9 million shares not owned by the Corporation for U.S.$10.25 a share or U.S.$29.7 million. Integrated Brands Inc. borrowed U.S.$30 million to finance the acquisition.

     Eskimo Pie created the frozen novelty industry in 1921 with the invention of the Eskimo Pie ice cream bar. Eskimo Pie's strengths include national brand recognition, quality products and the management of complex sales and distribution networks. Eskimo Pie's growth has come primarily as a result of the development and introduction of Eskimo Pie brand frozen dessert products, the development and marketing of frozen dessert products under the licensing of other well-known national brands and the use of a select group of quality-oriented manufacturers who provide a cost effective means to manufacture products. Integrated Brands then markets, sells and distributes the products. Today, Integrated Brands markets a broad range of frozen novelties, ice cream and sorbet products under the Eskimo Pie, Welch's and Weight Watchers Smart Ones brand names. The Corporation engages in product/concept development, and advertising and sales promotion expense generally includes trade promotion and introductory costs, price-off and feature price promotions, regional consumer promotion, couponing and other trial purchase generating programs.

     Certain key ingredients (such as chocolate coatings and powders) and wrappers used in the manufacture of Eskimo Pie and other licensed frozen novelties and ice cream products are produced at the Corporation's owned facilities located in New Berlin, Wisconsin and Bloomfield, New Jersey. In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation's manufacturers.

     The Corporation also manufactures soft serve yogurt and premium ice cream mixes in a leased facility in Russelville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers. The sale of soft serve yogurt and ice cream mixes, is managed by a separate sales force working within Eskimo Pie's wholly-owned subsidiary, Sugar Creek Foods, Inc.


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     Effective July 1, 2003, the Corporation acquired the general partner interest and a majority of the total partnership interest in Americana Foods LP. Americana Foods is one of the largest and most versatile frozen dessert manufacturing facilities in the U.S. and currently supplies a wide variety of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties for the Corporation and to well known national retailers, food companies and restaurant chains, including Sam's Club, TCBY Enterprises and Silhouette. Americana Foods also manufacturers and sells products for the foodservice channel such as dairy mixes for preparing mashed potatoes which are extensively used to standardize quality and reduce labor costs in on-site food preparation. Americana Foods strengthens CoolBrands ability to support its brands with state of the art manufacturing, product innovation and quality assurance.

     On July 7, 2003, the Corporation acquired the Dreamery'r' ice cream and Whole Fruit'TM' sorbet brands from Dreyer's Grand Ice Cream, as well as the rights to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's. The acquisition of these ice cream brands give the Corporation significant share in the packaged ice cream segment, complimenting the Corporation's strong position in the frozen novelty segment. In this transaction, the Corporation also acquired substantially the entire Haagen-Dazs Ice Cream distribution system in the U.S. from Nestle, including distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Maryland, and The District of Columbia. The acquisition of the Haagen-Dazs distribution assets from Nestle enhances the Corporation's ability to drive downstream distribution of its products in all channels.

     Effective September 26, 2003 CoolBrands International began initial shipments of its line of Atkins Endulge'TM' super premium ice cream products to U.S. retailers. The products have been accepted and will ship through CoolBrands' distribuition system into customers such as Kroger, Wal-Mart, Albertson's, Publix, ShopRite and other major U.S. retail chains. Atkins Endulge'TM' super premium ice cream products will also be available in Natural Food Stores along with the balance of the Atkins food line through major natural foods distributors such as UNFI and Tree of Life. CoolBrands manufactures, distributes and markets Atkins Endulge'TM' under license from Atkins Nutritionals, Inc. Atkins Endulge'TM' is rich, creamy, super premium ice cream with no sugar added to control carbohydrates, marketed in a variety of flavors in pint-size containers, ice cream bars, fudge bars, and other frozen snacks. At four or fewer Net Carbs (carbohydrates that affect blood sugar) per serving, Atkins Endulge'TM' has up to 85% fewer Net Carbs than other super premium brands. The Company expects full distribution by December 2003 and our national DSD distribution system has been critical in achieving unprecedented speed to market, demonstrating CoolBrands' successuful integration of the DSD system acquired from Nestle, as well as the power of this system to drive future growth.

     Concurrently with the acquisition in March 1998 of Integrated Brands, CoolBrands continued under the laws of Nova Scotia and reorganized its share capital. As a result, the share capital of CoolBrands consists of Multiple Voting Shares (10 votes per share) and Subordinate Voting Shares (1 vote per share). The Subordinate Voting Shares trade on The Toronto Stock Exchange under the symbol "COB.A".


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ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

     CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "Better for You" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Betty Crocker'r' and Trix'r' brand names.

     CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

     CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of packaged ice cream, frozen yogurt, sorbet products, frozen novelties and soft serve mixes to well-known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

     CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry, yogurt and ice cream shops. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

     CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r', Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

     CoolBrands' operations consist of four distinct segments: (1) the manufacture, sale and distribution of pre-packaged frozen dessert products under the Eskimo Pie'r', Dreamery'r', Whole Fruit'TM', Chipwich'r' and Fruit-A-Freeze'r' trademarks and under the Atkins'r' Endulge'TM', Godiva'r', Tropicana'r', Welch's'r', Weight Watchers Smart Ones'r', Betty Crocker'r', Yoplait'r', Colombo'r', Trix'r' trademarks and a variety of other trademarks, pursuant to exclusive long-term license agreements (the "Consumer Products Business"); (2) the franchising and licensing of Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Ice Cream Churn'r', Java Coast'r' Fine Coffees and Golden Swirl'r' outlets and other activities related thereto, including the operation of a limited number of company-owned ice cream and yogurt stores (the "Franchising and Licensing Business"); (3) the manufacture of soft serve yogurt and ice cream mixes sold primarily to foodservice distributors, yogurt shops and other foodservice establishments (the "Foodservice Business"); and (4) the manufacture of flavours, ingredients and packaging sold primarily to frozen novelty manufacturers and the dairy industry (the "Dairy Components Business").


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     The following table sets forth the contribution to revenue of each of the above-described segments by geographic region:

        Revenue by Industry Segments and Classes of Product and Services

Year ended August 31, 2003 (in thousands of dollars)

------------------------------------------------------------------------------------------------
                              Prepackaged
                                consumer     Franchising                    Dairy
                                products    and licensing   Foodservice   components   Corporate
      Revenue Source               $              $              $             $           $
------------------------------------------------------------------------------------------------
United States                   275,446         13,400         26,234       41,594
------------------------------------------------------------------------------------------------
Canada                              947          3,996                                    214
------------------------------------------------------------------------------------------------
International                       741          3,494
------------------------------------------------------------------------------------------------
Inter-segment revenues           (5,389)                         (991)      (2,943)      (214)
------------------------------------------------------------------------------------------------
Other revenues                      575            126                                     43
------------------------------------------------------------------------------------------------
Total Consolidated revenues     272,320         21,016         25,243       38,651         43
------------------------------------------------------------------------------------------------

Year ended August 31, 2002 (in thousands of dollars)

------------------------------------------------------------------------------------------------
                              Prepackaged
                                consumer     Franchising                    Dairy
                                products    and licensing   Foodservice   components   Corporate
      Revenue Source               $              $              $             $           $
------------------------------------------------------------------------------------------------
United States                   154,863         16,239         26,285       37,743
------------------------------------------------------------------------------------------------
Canada                            1,570          4,472                                    286
------------------------------------------------------------------------------------------------
International                       904          3,991
------------------------------------------------------------------------------------------------
Inter-segment revenues             (122)           (92)        (1,218)      (3,133)      (235)
------------------------------------------------------------------------------------------------
Other revenues                      380            245                                     44
------------------------------------------------------------------------------------------------
Total Consolidated revenues     157,595         24,855         25,067       34,610         95
------------------------------------------------------------------------------------------------

     The Prepackaged Consumer Products Segment

     The Corporation manufactures, distributes and sells a variety of pre-packaged frozen dessert products to distributors, and various retail establishments, throughout Canada and the United States, including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

     The Corporation's products for wholesale sale include: Tropicana'r' frozen novelties and frozen dessert specialties; Eskimo Pie'r' frozen novelties and frozen dessert specialities, Dreamery'r' ice cream, Godiva'r' ice cream, Whole Fruit'TM' sorbet, Chipwich'r' novelties, Fruit-A-Freeze'r' novelties, Welch's'r' frozen novelties and frozen dessert specialties, Atkins'r' Endulge'TM' super premium ice cream products, Betty Crocker'r' frozen novelties and frozen dessert specialties, Yoplait'r' ready to eat frozen yogurt products; Colombo'r' ready to eat frozen yogurt and sorbet products and Trix'r' frozen novelties, and a variety of other novelties, including those sold under the "Great American", "Tropical", "Chilly Things" and "Bullet" trademarks. Many of the Atkins'r', Welch's'r', Weight Watcher Smart Ones'r', Betty Crocker'r', Yoplait'r' and Colombo'r' products appeal to the healthier consumer lifestyle and eating trends toward lower and no fat and lower and no cholesterol products. The marketing, distribution and sale of prepackaged frozen dessert products under the Atkins'r' Endulge'TM', Godiva'r', Tropicana'r', Welch's'r', Weight Watcher Smart-Ones'r', Betty Crocker'r', Yoplait'r', Colombo'r' and Trix'r' trademarks is accomplished pursuant to exclusive long-term license agreements. The Corporation, through its subsidiary, Integrated Brands has the right to develop and on an on-going basis is developing additional products under the foregoing trademarks. Integrated Brands incurs significant expenses to obtain shelf space in connection with the introduction of its new products.


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     Integrated Brands purchases packaging and ingredients for its products directly from unaffiliated suppliers. Integrated Brands then sells the packaging and ingredients to unaffiliated manufacturers. Certain of these manufacturers also manufacture other ice cream and related frozen dessert products for other companies, including companies affiliated with Richard E. Smith, who is a significant CoolBrands shareholder and Co-Chairman of the CoolBrands board of directors and Co-Chief Executive Officer of the Corporation. The unaffiliated manufacturers produce Integrated Brands' products according to Integrated Brands' specifications and formulas under quality control supervision by Integrated Brands. Integrated Brands then purchases the finished products from the unaffiliated manufacturers at a formula price based upon the manufacturers' actual cost of ingredients and packaging plus an agreed upon processing fee which includes a profit for the manufacturers. Integrated Brands believes there are many alternative ice cream and novelty manufacturers available on comparable terms.

     Americana Foods LP also manufactures numerous products which are sold by Integrated Brands and distributed by Eskimo Pie Frozen Distribution.

     Calip Dairies, Inc. ("Calip"), of which Richard E. Smith is Chairman of the Board and Mr. Smith and his family are the sole stockholders, has the exclusive right to distribute products of Integrated Brands and its subsidiaries, affiliates and associates in the State of New Jersey and certain areas in the State of New York, and the State of Connecticut pursuant to a distribution agreement with Integrated Brands. The distribution agreement is to remain in effect as long as the Smith family controls Calip, unless Calip gives notice that it will not renew the agreement. The Corporation has agreed to guarantee the performance of the agreement.

     The Franchising and Licensing Segment

     A full franchising program has been developed for each of the Tropicana'r' Smoothies, Jucices & More, Yogen Fruz'r', Bresler's'r', Swensen's'r', Java Coast'r' Fine Coffees and Golden Swirl'r' chains. Although developed separately, each of the programs (except for Golden Swirl'r') is substantially similar and is organized on two levels: master franchising, pursuant to which master franchises are sold for specific regions, countries or other geographical areas; and retail franchising and licensing, pursuant to which franchises are sold, and licenses are granted, by master franchisees to retail outlet operators in the master franchisee's territory. Generally, retail franchising is used for larger locations such as traditional stores or kiosks, which offer a full range of products. Licensing is used primarily for smaller locations such as mini-counters or carts, which are located within the premises of strategic partners and typically offer a more limited selection of products.

     Master franchisees and franchisees are selected on the basis of their financial resources, operational skills and business experience. Master franchisees and franchisees are required to complete in-depth training programs. The training programs typically include instruction relating to business management, accounting, operations, ordering, store opening and closing procedures and staff hiring. Franchisees are also provided with detailed operating procedures and marketing, construction, employee and management manuals. Generally, preliminary layouts and plans for all new sites are reviewed and representatives of CoolBrands are sent to the opening of each new location. Representatives of CoolBrands also make visits to sites around the world. Local master franchisees are required to visit each site in their franchise area.

     Yogen Fruz Canada Inc. acts as its own master franchisee in the U.S. and Canada (except for Yogen Fruz franchises in British Columbia).


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     Company-Owned Stores

     The Corporation owns and operates a limited number of corporate stores in Canada and the United States. Generally, it is the Corporation's policy to own and operate a limited number of corporate stores that are used to test market new products and train new franchisees. At August 31, 2003, there were one and four company-owned stores operating in Canada and the United States, respectively.

     Master Franchising and Strategic Partnership Arrangements

     Master franchise agreements generally authorize master franchisees to franchise and license Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r' , Swensen's'r' or Java Coast'r' Fine Coffees outlets in the territory covered by their respective master franchises. In certain instances, such as where the territory covered by the master franchises is comprised of more than one country, master franchisees may also be allowed to grant master franchises for portions of their territory.

     Master franchisees are generally subject to substantially all of the requirements imposed on retail franchisees and are obliged to enforce those requirements in respect of their own franchisees. In addition, master franchisees are usually required to open a minimum number of outlets each year.

     Master franchises are generally granted for periods varying between ten and twenty years, and are usually renewable for an additional period of ten to twenty years. Master franchisees pay CoolBrands an initial fee for their master franchise as well as, in the case of Yogen Fruz'r', Bresler's'r' , Swensen's'r' and Java Coast'r' Fine Coffees master franchisees, additional fees for each franchise sold or license granted by them, and a portion of the royalties earned by them from their franchisees. The initial fee for a master franchise varies depending on a number of different factors, including the size of the territory covered by the master franchise.

     CoolBrands, through its subsidiaries and master franchisees, has entered into strategic partnership arrangements with a number of retail chains both in North America and internationally. These arrangements are usually structured as license agreements pursuant to which CoolBrands or its master franchisee licenses the strategic partner to install Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Java Coast'r' Fine Coffees and/or Golden Swirl'r' mini-counters in some or all of its locations. Similarly, a strategic partner may license CoolBrands to offer that partner's products at Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r' and/or Java Coast'r' Fine Coffees and/or Golden Swirl'r' outlets. The mutual offering of products is sometimes referred to as "cross-branding". CoolBrands views these forms of arrangements as strategic since they typically exploit the complementary name of the Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Java Coast'r' and Golden Swirl'r' Businesses with the business of the strategic partners and result in incremental business for both parties.

     CoolBrands has established a co-branding program between I Can't Believe It's Yogurt'r' and Bresler's'r' outlets in the United States. As a result of this program, 30 I Can't Believe It's Yogurt'r' outlets now feature a limited selection of Bresler's'r' ice cream and 39 Bresler's'r' outlets feature a limited selection of I Can't Believe It's Yogurt'r' frozen yogurt.

     CoolBrands formed a partnership for its I Can't Believe It's Yogurt'r' brand when the Corporation's Master Franchisee in Amsterdam signed an agreement with KLM Dutch Airlines. As a result, the Corporation's I Can't Believe It's Yogurt'r' frozen dessert is now served as a complimentary dessert on all KLM flights along its European and Intercontinental routes.

     During fiscal 1998, CoolBrands strengthened its alliance with National Amusements Inc., an international entertainment company operating 1,180 motion picture screens in the U.S., Great

Britain and Latin America. A five year co-marketing pact was signed whereby the Bresler's'r' and Yogen Fruz'r' mix-in frozen yogurt brands were introduced to more than 50 theatres throughout the U.S. and Great Britain.

     The Corporation expanded its relationship with Wal-Mart during fiscal 1998. The Corporation acquired American-based Ice Cream Churn in January 1998. At the time, Ice Cream Churn had 22 outlets in Wal-Mart stores throughout the Southern U.S. Further inroads were made in February, 1998, when the Corporation signed a deal with American retailer Sam's Club, a division of Wal-Mart, to roll out the Bresler's'r' yogurt line in 440 Sam's Club locations throughout the U.S. During fiscal 2001, sales to Sam's Club was converted to Eskimo Pie's soft serve ice cream product.

     CoolBrands signed an agreement with Tricon Global Restaurants (Canada) Inc. to place I Can't Believe It's Yogurt'r' on the menu of its 250 Pizza Hut restaurants across Canada. Beginning in June, 2000, I Can't Believe It's Yogurt'r' was served as the centerpiece of a widely publicized launch of Pizza Hut's dessert bar.

     Retail Franchising Arrangements

     CoolBrands, either directly or through a master franchisee, enters into a franchise agreement with each franchisee for each location. The franchise agreement authorizes the franchisee to operate the location under the Yogen Fruz'r', Bresler's'r', Swensen's'r', Java Coast'r' Fine Coffees or Golden Swirl'r' name and trademarks in accordance with such methods, standards, specifications and procedures as CoolBrands may prescribe from time to time. Only products approved by CoolBrands may be sold at the location and the franchisee must buy such products solely from CoolBrands or from suppliers and manufacturers designated by it. The franchisee must pay the costs of leasehold improvements and must purchase the necessary equipment to operate the location from CoolBrands or suppliers designated by it. Generally, Yogen Fruz'r', Bresler's'r', Swensen's'r', Java Coast'r' Fine Coffees or Golden Swirl'r' franchisees are required to devote their full time and best efforts to their franchise.

     Except for Bresler's'r' franchises, which are granted for as long as the franchisee holds a lease for the franchise location, franchises are granted for a specific term and are usually renewable if certain conditions are satisfied, including, in some instances, the achievement of minimum sales levels. Yogen Fruz'r' franchises are granted for periods varying between five and ten years (often corresponding to the term of the lease for the location of the franchise) and are usually renewable for an additional period of five years.

     Franchisees must pay their master franchisee an initial franchise fee as well as royalties based on their gross sales. In addition, a renewal fee is usually paid on the renewal of the franchise. The franchise fee for a Yogen Fruz'r' store franchise in Canada is $25,000. Internationally, franchise fees are set by master franchisees and, for a Yogen Fruz'r' store, typically vary between U.S.$10,000 and U.S.$25,000. All Yogen Fruz'r' franchisees must pay royalties to their master franchisee equal to 6% of their gross sales.

     Canada

     The principal product served, at the retail locations of franchisees and the Corporation's corporate store, is hardpack frozen yogurt which is blended with fresh frozen fruit in front of the customer and served in a cup or cone. Products served include frozen yogurt shakes, cakes and pies, fresh juices and hot and cold non-alcoholic beverages. Yogen Fruz has also developed new flavours, combinations and tastes of Smoothies, which have rapidly won wide consumer appeal. Yogen Fruz Smoothies are made in dairy and non-dairy versions, with non-fat Yogen Fruz or I Can't Believe It's Yogurt frozen yogurt and Tropicana juices. The Yogen Fruz Concept is simple, easy to operate, and can be implemented in a variety of different formats. In addition, Yogen Fruz outlets generally require less space and equipment to operate, and a smaller investment by franchisees than outlets of other competing frozen yogurt store chains. The cost of construction of a Yogen Fruz store varies depending upon its size and on the level of leasehold improvement allowances received. The typical estimated required investment for a franchisee in Canada for an average size in-line store in a shopping mall is approximately $100,000, inclusive of franchise fees.

     United States

     Products served, at the retail locations of franchisees and the Corporation's corporate stores, include premium ice creams, frozen yogurts, sherbets, sorbets and ices. The standard menu includes hard-packed and dipped ice cream, soda fountain products, ice cream specialty items, yogurt products and non-alcoholic beverages. Certain corporate stores have developed a strong relationship with various major supermarket chains in the Southwestern United States, most notably with Smith's, Von's, Ralph's and Albertson's. Under these arrangements, some corporate stores operate mini locations within certain supermarkets. The related supermarket lease agreements allow the flexibility for these mini locations to franchise these locations. The cost of construction of a corporate store varies depending upon its size and on the level of leasehold improvement allowances received. The typical estimated required investment for a franchisee in the United States for a traditional single trademark store varies between U.S.$131,000 and U.S.$224,000 and for a combination store (ice cream and yogurt) varies between U.S.$161,000 and U.S.$340,800, inclusive of franchise fees.

     The price of yogurt sold to United States franchisees of I Can't Believe It's Yogurt'r', includes charges for support and other services instead of charging ongoing royalties on gross sales. The royalty fees paid by franchisees to their master franchisees outside the United States vary between 0% and 3% of gross sales.

     Franchisees of Bresler's'r', Golden Swirl'r' and Swensen's'r' stores in the United States pay an initial franchise fee of U.S.$15,000, U.S.$15,000 and U.S.$10,000, respectively. Bresler's'r' and Swensen's'r' franchisees also pay royalties equal to 6% and 3% of their gross sales, respectively. Golden Swirl'r' franchisees have to pay royalties equal to U.S.$4.40 per 4 gallon case of frozen yogurt purchased from the Corporation's designated distributors.

     There are currently no Java Coast'r' Fine Coffees franchises in the United States. Internationally, franchise fees for Java Coast'r' Fine Coffees franchises are set by master franchisees.

     Licensing Arrangements

     CoolBrands, either directly or through master franchisees, enters into a license agreement with each licensee for each location. The license agreement authorizes the licensee to operate a Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r' or Java Coast'r' Fine Coffees mini-counter or similar outlet within the licensee's place of business. The licensee must operate the outlet in accordance with the methods, standards, specifications and procedures prescribed by CoolBrands. Generally, the licensee must purchase products used within the outlet from CoolBrands or from suppliers and manufacturers designated by it.

     As in the case of franchises, licenses are granted for a specific term and are usually renewable if certain conditions are satisfied. Licensees are usually charged an initial license fee or a charge for start-up and support services, but, are not usually required to pay royalty fees, except outside of North America.

     The Foodservice Segment

     In addition to products manufactured for use in its business, the Corporation manufactures soft serve yogurt and premium ice cream mixes in a leased facility in Russellville, Arkansas. Soft serve mix is sold under the Eskimo Pie brand name to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers. The sale of soft serve yogurt and ice cream mixes, is managed by a separate sales force working within Eskimo Pie's wholly-owned subsidiary, Sugar Creek Foods, Inc.

     The Dairy Component Segment

     In addition to products manufactured for use in its business, the Corporation sells various other ingredients to the dairy industry produced at its New Berlin, Wisconsin facility. This business involves blending, cooking and processing basic flavours and fruits to produce products, which subsequently are used by customers to flavour frozen desserts, ice cream novelties and fluid dairy products. The Corporation also manufactures flexible packaging, such as private label ice cream novelty wraps, at its Bloomfield, New Jersey plant. These products are sold to the dairy industry, including many of the Corporation's manufacturers.

Trademarks

     CoolBrands relies upon copyright, trademark and trade secret laws to protect its proprietary rights in its trademarks and products. CoolBrands has obtained registrations for a number of trademarks in Canada, the United States and internationally, including registrations for the trademarks and related symbols Eskimo Pie'r', Dreamery'r', Whole Fruit'TM', Chipwich'r', Fruit-A-Freeze'r', Yogen Fruz'r', I Can't Believe It's Yogurt'r', Honey Hill'r', Bresler's'r', Swensen's'r', Steve's'r', Java Coast'r' Fine Coffees and Golden Swirl'r'. The Java Coast'r' Fine Coffees trademark and related symbols are owned in the United States by Superior Coffee and Foods, a division of Sara Lee Corporation, and used by I Can't Believe It's Yogurt pursuant to a trademark and license agreement providing for, among other things, a royalty-free license of such trademark and related symbols in the United States for an unlimited period of time (subject to termination upon the occurrence of certain events such as bankruptcy). CoolBrands also plans to register the Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Java Coast'r' Fine Coffees trademarks in all countries where Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', and Java Coast'r' Fine Coffees outlets operate and where local laws permit trademark registration. Integrated Brands holds long-term trademark license agreements for use in certain countries of the Atkins'r' Endulge'TM', Tropicana'r', Welch's'r', Weight Watchers Smart Ones'r', Betty Crocker'r', Yoplait'r', Trix'r', Colombo'r' and Lucky Charms'r' trademarks in connection with the manufacture, sale and distribution of frozen novelties and other frozen dessert products and Tropicana'r' Smoothies, Juices & More trademark in connection with franchising. In countries lacking trademark and/or service mark legislation, CoolBrands utilizes alternative measures available to it, including the publication of cautionary notices, to protect its intellectual property interests.

Regulation

     Some states in the United States and the Provinces of Alberta and Ontario have statutes regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises and the application of statutory standards regulating franchise relationships, such as termination and non-renewal of franchises. CoolBrands is also subject to the U.S. Federal Trade Commission regulations relating to disclosure requirements in the offer and sale of franchises in the United States. In addition, CoolBrands' frozen yogurt and ice cream products are also subject to licensing and regulation (including good manufacturing practices) by federal, state and municipal authorities at its facility in Russellville, Arkansas and in the states to which it ships its products.

Seasonality

     The industry in which the Corporation operates is highly seasonal with more frozen yogurt and ice cream consumed in warmer months. The Corporation's fourth quarter, during the summer, has historically been the strongest quarter of the year. The fourth quarter accounted for 43.1% and 46.8% of the Corporation's total revenues and net earnings, respectively, for the fiscal year ended August 31, 2003 and 35.7% and 43.4% of the total revenues and net earnings, respectively, for the fiscal year ended August 31, 2002. See "Item 4: Selected Consolidated Financial Information" for a comparison of seasonal and quarterly results.

Competition

     CoolBrands competes in the frozen dessert retail market and the gourmet coffee retail market against a large number of competitors. In the novelty market, Integrated Brands faces substantial competition in connection with the marketing and sales of its products. Among its competitors are Haagen-Dazs, Inc., Klondike, Popsicle, Breyer's, Good Humor and Sealtest, owned by Unilever PLC and Nestle. In the super premium ice cream and sorbet pint markets, Integrated Brands faces substantial competition from Haagen-Dazs and Ben & Jerry's. Integrated Brands' products may also be considered to be competing with all ice cream and other frozen desserts for discretionary food dollars. In North America, competitors of CoolBrands include a number of large chains such as Baskin-Robbins Inc., International Dairy Queen, Inc., Ben & Jerry's Homemade Inc. and Haagen-Dazs Company Inc., owned by The Pillsbury Company, TCBY Systems Inc. ("TCBY"), Freshens Premium Yogurt as well as independent retailers. In addition, both ice cream and frozen yogurt have been added as menu items by certain North American fast food restaurant chains and in recent years there has been an overall increase in the number of food service locations serving frozen yogurt, including snack food or dessert item restaurants. Frozen yogurt and ice cream are also offered in supermarkets, grocery stores and wherever convenience food operations are conducted. In the gourmet coffee retail market, the Corporation competes against a number of well-established chains such as Starbucks, Second Cup and Timothy's as well as a large number of other smaller chains and independent coffee shops and other outlets serving coffee.

     In the frozen dessert retail market, the level of competition is highest in the United States where I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Steve's'r' and Yogen Fruz'r' outlets not only compete with other frozen yogurt and ice cream chains but, in certain instances, also with each other. In Canada, Yogen Fruz'r' outlets experience lower competition given the absence of any other significant frozen yogurt chain. Although in certain countries Yogen Fruz'r' and I Can't Believe It's Yogurt'r' outlets compete with TCBY outlets and with each other, markets outside of North America, and particularly in Asia and Latin America, tend to be in their initial stages of development resulting in CoolBrands' outlets facing little direct competition.

     In the United States, Bresler's'r' Industries and I Can't Believe It's Yogurt also sell some of their products for in-premises consumption at the locations of various retail food outlets.

     While the ice cream and frozen yogurt manufacturing and distribution business is relatively easy to enter due to low entry costs, achieving wide distribution may be more difficult because of the high cost of a national marketing program and limitations on space available in retail freezer compartments.

Employees

     As of August 31, 2003, CoolBrands had 1,305 full-time and part-time employees. Of these, 151 perform contract labor at Americana Foods through a temporary employment agency and 667 who are employed by Nestle Ice Cream Company Inc. that perform services for Eskimo Pie Frozen

Distribution. Eskimo Pie Frozen Distribution reimburses Nestle for payroll and related benefit expenses in connection with such individuals. All such Nestle Ice Cream Company employees will be transferred to Eskimo Pie Frozen Distribution effective January 1, 2004. CoolBrands believes that its employee relations are good.

Facilities

     CoolBrands headquarters are located at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada, L3R 9Y7 in 6,212 square feet of leased space. Rental payments are $141,196 per annum. The lease expires on August 31, 2005.

     CoolBrands' U.S. office is located at 4175 Veterans Highway, Ronkonkoma, New York, 11779, U.S.A., in 8,545 square feet of leased space. Rental payments are U.S.$82,556 per annum. The lease expires on April 30, 2004.

     CoolBrands' international head office is located at 27 Pine Road, Belleville, St. Michael, Barbados, W.I. in 1,850 square feet of leased space. Rental payments are U.S.$40,200 per annum. The lease expires on May 1, 2005.

     Integrated Brands' executive offices are located at 4175 Veterans Highway, Ronkonkoma, New York, 11779. The offices are provided to Integrated Brands at no additional cost by Calip pursuant to the terms of a Management Agreement between Integrated Brands and Calip.

     Integrated Brands' subsidiary, CoolBrands Manufacturing Inc., leases a 25,000 square foot production and storage facility located in Norwalk, California. Rental payments are U.S. $179,000 per annum. The lease expires November 30, 2003.

     Integrated Brands owns a building in Paradise Valley, Arizona. The building is subject to a ground lease, which expires on December 31, 2005 and contains four five-year renewal options. The premises are leased to an unrelated third party. The remaining three Integrated Brands company operated stores are leased for terms ranging through 2007.

     Eskimo Pie Corporation owns an ingredients manufacturing plant in New Berlin, Wisconsin which consists of approximately 73,820 square feet on 4.0 acres. Eskimo Pie expanded its New Berlin plant by 18,000 square feet in 1990 and purchased certain new equipment at that time. Eskimo Pie completed $800,000 of capital improvements in the New Berlin facility during 1998 (consisting primarily of equipment additions) in connection with the consolidation of its flavours production at the New Berlin facility which was completed in 1997.

     Eskimo Pie Corporation owns a printing and packaging plant in Bloomfield, New Jersey, which consists of approximately 71,583 square feet on 2.0 acres. The Bloomfield plant was expanded and modernized in 1985 with a 35,000 square foot addition.

     Eskimo Pie Corporation's subsidiary, Sugar Creek Foods, Inc., is leasing from the former owner of the business a soft serve yogurt and ice cream mix production facility, consisting of approximately 23,805 square feet, and a packaging facility, consisting of approximately 16,000 square feet, both located in Russellville, Arkansas. Rental payments under these leases are U.S.$238,000 per annum. In addition, Sugar Creek Foods. Inc. owns a freezer facility, consisting of approximately 5,013 square feet, adjacent to the production facility in Russellville. In 1999, Eskimo Pie purchased a small parcel of land adjacent to the freezer facility for future potential expansion of the freezer facility.

     Eskimo Pie Corporation owns virtually all of its equipment and replacement parts for all manufacturing equipment which are readily available.

     Americana Foods LP, of which 50.1% is owned by Integrated Brands, owns a soft serve mix, ice cream, and frozen dessert novelties manufacturing and freezer facility that occupies approximately 216,000 square feet on 7 acres. An additional 7 acres are available for expansion of the production and freezer facilities.

     Eskimo Pie Frozen Distribution leases a 45,000 square foot freezer and distribution facility on 4.9 acres located in City of Industry, California. Rental payments are U.S.$1 per annum. The lease expires June 30, 2008. The Company has an option to purchase this facility at any time during the lease for U.S.$1.

     Eskimo Pie Frozen Distribution leases a 3,026 square foot office trailer and loading docks facility located in Tampa, Florida. Rental payments are U.S.$ 29,000 per annum. The lease expires November 1, 2004.

     Eskimo Pie Frozen Distribution leases a 5,800 square foot freezer and distribution facility located in Boca Raton Florida. Rental payments are U.S.$45,223 per annum. The lease expires December 31, 2004.

     Eskimo Pie Frozen Distribution leases a 5,500 square foot freezer and distribution facility located in Novato, California. Rental payments are U.S.$96,966 per annum. The lease expires December 31, 2004.

     Eskimo Pie Frozen Distribution leases an additional 4,400 square foot freezer and distribution facility located in Novato, California. Rental payments are U.S.$61,740 per annum. The lease expires June 30, 2004.

     Eskimo Pie Frozen Distribution leases a 26,400 square foot freezer and distribution facility located in Hayward, California. Rental payments are U.S.$193,488 per annum. The lease expires June 30, 2005.

     Eskimo Pie Frozen Distribution leases an 8,100 square foot freezer and distribution facility located in San Diego, California. Rental payments are U.S.$192,348 per annum. The lease expires May 31, 2008

     Eskimo Pie Frozen Distribution leases a 7,912 square foot freezer and distribution facility located in Santa Cruz, California. Rental payments are U.S.$70,536 per annum. The lease expires May 31, 2006.

     Eskimo Pie Frozen Distribution leases a 12,677 distribution facility located in Moorestown, New Jersey operating as a cross-dock operation. Rental payments are U.S.$68,930 per annum. The lease expires December 31, 2008.

     Eskimo Pie Frozen Distribution leases a 6000 square foot freezer and distribution facility located in Goleta, California. Rental payments are U.S.$94,554 per annum. The lease expires November 30, 2005.

     Eskimo Pie Frozen Distribution leases 756 square foot of office space and truck parking space used as a distribution facility located in Salt Lake City, Utah. Rental payments are U.S.$15,228 per annum. The lease expires March 31, 2004.

     Eskimo Pie Frozen Distribution leases a 27,390 square foot freezer and distribution facility located in Seattle, Washington. Rental payments are U.S.$229,800 per annum. The lease expires December 1, 2008.

     Eskimo Pie Frozen Distribution leases a 9,700 square foot freezer and distribution facility located in Tualatin, Oregon. Rental payments are U.S.$144,000 per annum. The lease expires June 7, 2006.

     Eskimo Pie Frozen Distribution leases a 29,318 square foot freezer and distribution facility located in Miramar, Florida. Rental payments are U.S.$265,644 per annum. The lease expires June 30, 2007.

     Eskimo Pie Frozen Distribution leases a 12,500 square foot freezer and distribution facility located in Atlanta, Georgia. Rental payments are U.S.$212,712 per annum. The facility is rented on a month-to-month basis.

     Eskimo Pie Frozen Distribution leases a 6,500 square foot freezer and distribution facility located in Apopka, Florida. Rental payments are U.S.$49,848 per annum. The lease expires October 31, 2006.

     Eskimo Pie Frozen Distribution leases an 11,171 square foot freezer and distribution facility located in Fridley, Minnesota. Rental payments are U.S.$135,636 per annum. The facility is rented on a month-to-month basis.

     Eskimo Pie Frozen Distribution leases 11,413 square feet for truck parking located in Riverside, California. Rental payments are U.S.$21,600 per annum. The lease expires July 31, 2004.

     Eskimo Pie Frozen Distribution leases 3,500 square feet for truck parking located in Sacramento, California. Rental payments are U.S.$21,600 per annum. The lease expires November 30, 2004.

     Eskimo Pie Frozen Distribution leases truck parking located in Jessup, Maryland. Rental payments are U.S.$27,780 per annum. The lease expires October 1, 2008.

     Eskimo Pie Frozen Distribution leases 15,000 square feet for truck parking located in Ft. Meyer, Florida. Rental payments are U.S.$ 22,260 per annum. The lease expires September 30, 2006.

     Several CoolBrands subsidiaries hold master store leases or have guaranteed store leases, expiring at varying dates to 2006 covering franchised locations. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. These leases had an aggregate future base rental liability, without regard to percentage rentals or consumer price index increases of approximately $10,691,000 at August 31, 2003. CoolBrands' current policy is not to lease or sublease premises nor to provide guarantees on leases in any manner with respect to its franchisees and it has not done so except for renewals or in special circumstances.

Legal Proceedings

     With the exception of certain legal proceedings to which certain subsidiaries of the Corporation are parties and which are described below, the Corporation is not a party to, nor is any of its property subject to, any legal proceeding that may be material to it and no such proceeding is known to be contemplated.

     The Honeycrest Litigation

     This is an action filed in March 1998 and pending in the Supreme Court of the State of New York, County of Queens, captioned Honeycrest Holdings Ltd., Plaintiff against Integrated Brands Inc., Defendant ("Integrated").

     The plaintiff is an exclusive territory licensee of Integrated. The plaintiff purchases Steve's Homemade Ice Cream and other frozen dessert products from Integrated for sale in the United Kingdom. Plaintiff sought a preliminary injunction restraining Integrated from replacing it as the distributor of such dessert products with another distributor in the U.K. Integrated has denied taking any such action, and the court denied the preliminary injunction. Plaintiff also seeks damages alleging that Integrated sold it substandard and defective products, failed to supply it with new products, and failed to deliver recipes, technology and know how as provided for in the license agreement. Integrated denies that the products were substandard or defective, and in its counterclaims seeks termination of the license agreement and damages by reason of plaintiff's being in default of the license agreement in failing to open the required number of stores in the U.K. and in failing to pay certain royalties due to Integrated. Integrated also maintains that as a result of such breaches, plaintiff is not entitled to the recipes, technology or know how. The action is in the final stages of discovery. The Corporation believes that it is unlikely that the outcome of this litigation will have a material adverse affect on the Corporation's financial position.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected historical consolidated financial data of CoolBrands, including the accounts of all companies acquired, for the periods indicated. These companies, all of which were acquired in transactions accounted for as purchases during the past five (5) years, are included from their respective dates of acquisition. The selected historical consolidated financial data for CoolBrands as of and for the five years ended August 31, 2003 is derived from the audited Consolidated Financial Statements of CoolBrands.

     The selected consolidated financial information for the year ended August 31, 2001 reflects to the acquisition of Eskimo Pie Corporation which occurred October 6, 2000. The selected consolidated financial information for the year ended August 31, 2000 reflects $26,513,000 of non-cash special charges. These transactions affect the comparability of the information of these years with the corresponding prior year.

                          Statement of Operations Data:
                                  (000 omitted)
                          For the Year Ended August 31,

                              2003      2002      2001      2000     1999
                               $         $         $         $         $
                            -------   -------   -------    ------   -------
Revenues                    357,273   242,222   177,610    97,488   112,607
Net Earnings (loss)          31,704    20,984    11,128   (27,826)    3,184
Earnings (loss) Per Share
   - Basic                     0.61      0.44      0.24     (0.61)     0.07
   - Diluted                   0.59      0.42      0.24     (0.61)     0.07

                               Balance Sheet Data:
                                  (000 omitted)
                                As At August 31,

                                2003      2002      2001     2000      1999
                                 $         $         $         $         $
                              -------   -------   -------   -------   -------
Working Capital                85,734    57,354    43,408    30,053    36,109
Total Assets                  313,850   283,662   225,876   142,300   172,686

Total Long-Term Liabilities    50,345    38,469    42,710     1,158     4,244
Shareholders' Equity          187,851   170,708   132,637   114,091   140,174

     Historical Review of the Last Eight Quarters Ending on August 31, 2003
                                  (000 omitted)

     The chart below identifies the selected financial information concerning the last eight quarters.

                     August 31,   May 31,   February 28,   November 30,
                       2003        2003         2003          2002
                         $           $           $              $
                     ----------   -------   ------------   ------------
Revenues              154,014      81,908      57,052         64,299
Net Earnings           14,836       8,957       5,188          2,723
Earnings Per Share
   - Basic               0.29        0.17        0.10           0.05
   - Diluted             0.27        0.17        0.10           0.05

                     August 31,   May 31,   February 28,   November 30,
                        2002        2002        2002          2001
                         $           $           $              $
                     ----------   -------   ------------   ------------
Revenues               86,365      67,989      41,081        46,787
Net Earnings            9,101       6,826       3,646         1,411
Earnings Per Share
   - Basic               0.18        0.14        0.08          0.03
   - Diluted             0.17        0.13        0.08          0.03

Dividend Policy

     Determinations to pay future dividends and the amount thereof will be made by the Board of Directors and will depend on future earnings, capital requirements, financial condition and other relevant factors. The Corporation intends to retain future earnings to support current operations and to provide funds for future acquisitions and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 5: MANAGEMENT DISCUSSION AND ANALYSIS

         Reference is made to the information under the heading "Management's Discussion and Analysis" on pages 21 to 24 of the Corporation's 2003 Annual Report to Shareholders for management's discussion and analysis of the Corporation for the fiscal year ended August 31, 2003, which discussion and analysis are specifically incorporated herein by reference.

ITEM 6: MARKET FOR SECURITIES

     The Subordinate Voting Shares of the Corporation are listed and posted for trading on The Toronto Stock Exchange, under the trading symbol COB.a.

ITEM 7: DIRECTORS AND OFFICERS

     The following table sets forth the name, municipality of residence, position held with the Corporation and principal occupation of each of the officers and directors of the Corporation.

     Each director holds office until the close of business of the annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's articles of association.

Name and
Municipality of Residence   Positions with the Corporation          Principal Occupation(1)
-------------------------   ------------------------------          -----------------------
Michael Serruya(2)(3)       Co-Chairman and Director                Co-Chairman  of  the  Board  of the
Thornhill, Ontario                                                  Corporation

Richard E. Smith(2)(3)      Co-Chairman, Co-Chief Executive         Officer of the Corporation
Southampton, New York       Officer and Director

David J. Stein(4)           President, Co-Chief Executive Officer   Officer of the Corporation
Southampton, New York       and Director

Aaron Serruya               Executive Vice-President,               Officer of the Corporation
Thornhill, Ontario          Secretary and Director

David M. Smith(2)(3)        Chief Operating Officer and Director    Officer of the Corporation
Manhasset, New York

Romeo DeGasperis(2)(3)(4)   Director                                Vice President, Con-Drain Company
Toronto, Ontario                                                    Ltd.

J. Leo Glynn                President, Eskimo Pie Frozen            Officer of the Corporation
Mahwah, New Jersey          Distribution, Inc.

Gary P. Stevens             Chief Financial Officer                 Officer of the Corporation
Setauket, New York


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


Stephen Bogyay              Executive Vice-President,               Officer of the Corporation
Barbados, West Indies       International Operations

John R. Welty, Jr.          Vice-President, Franchising and         Officer of the Corporation
Northport, New York         Foodservice

Timothy Timm                Vice-President, Manufacturing and       Officer of the Corporation
Green Bay, Wisconsin        Quality Assurance

John M. Kaczynski           Senior Vice-President, Sales and        Officer of the Corporation
Marshfield, Massachusetts   Marketing

William J. Weiskopf         President, Value America Flavors and    Officer of the Corporation
Midlothian, Virginia        Ingredients

Paul C. Samuel              Vice-President, Sam-Pack Flexible       Officer of the Corporation
Randolph, New Jersey        Packaging

V. Stephen Kangisser        Vice-President, Sales                   Officer of the Corporation
Midlothian, Virginia

Fred J. Fullerton, Jr.      Vice-President, Sales-Foodservice       Officer of the Corporation
Russellville, Arkansas

John R. LeSauvage           Vice-President, Operations              Officer of the Corporation
Chappaqua, New York

(1) The employment history of the above-noted directors and officers is disclosed below.

(2)  Member of Audit Committee.

(3)  Member of Compensation Committee.

(4)  Member of Corporate Governance Committee.

Michael Serruya - Co-Chairman of the Board and Director of the Corporation. Mr. Michael Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Michael Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Mr. Serruya is primarily involved in the identification of potential acquisitions and review of the Corporation's business plan. Michael Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Michael Serruya is the brother of Aaron Serruya.

Richard E. Smith - Co-Chairman, Co-Chief Executive Officer and Director of the Corporation. Mr. Richard E. Smith was Chairman of the Board, Chief Executive Officer and a Director of Integrated Brands Inc. from October 1985 until the acquisition of Integrated Brands Inc. by a wholly owned subsidiary of the Corporation in March 1998. Mr. Richard E. Smith has been a Director of the Corporation since March 1998. Together with Mr. David Stein, he is responsible for development of the Corporation's business plan. Mr. Richard E. Smith has also been the Chairman of the Board, Secretary and a Director of Calip Dairies, Inc. for more than the past five years. Calip Dairies, Inc. owns the trademark and trade names of Dolly Madison Ice Cream. Mr. Smith was the founder of Frusen Gladje Ltd. in 1980 and was its Chairman of the Board and Chief Executive Officer until the sale of Frusen Gladje to Kraft, Inc. in 1985.

David J. Stein - President, Co-Chief Executive Officer and Director of the Corporation. Mr. David J. Stein was a Vice President of Integrated Brands Inc. since December 1989 until the acquisition of Integrated Brands Inc. by a wholly owned subsidiary of the Corporation in March 1998. Mr. David J. Stein has been a Director of the Corporation since March 1998. Together with Mr. Richard E. Smith, he is responsible for development and execution of the Corporation's business plan.

Aaron Serruya - Executive Vice President and Director of the Corporation. Mr. Aaron Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Aaron Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. His day-to-day responsibilities include selling all new franchises and resales, finding new locations, and research and development. Aaron Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Aaron Serruya is the brother of Michael Serruya.

David M. Smith - Vice Chairman, Chief Operating Officer and Director of the Corporation. Mr. David M. Smith was a Vice President of Integrated Brands Inc. from December 1989, and a Director of Integrated Brands Inc. from September 1993 until the acquisition of Integrated Brands Inc. by a wholly owned subsidiary of the Corporation in March 1998. Mr. David M. Smith has been a Director of the Corporation since March 1998. Mr. David M. Smith manages the overall operations of the Corporation and directly oversees the information systems for the Corporation and the marketing, and new product development functions of the Corporation. Mr. David M. Smith is Mr. Richard E. Smith's son

Romeo DeGasperis is Vice President of Con-Drain Company Ltd., a family business in which he has worked for over 18 years. Mr. Romeo DeGasperis manages the operations and personnel of the company and is responsible for tendering new projects as well as all the networking and communications for the company. Mr. Romeo DeGasperis has been a Director of the Corporation since 2000.

Gary P. Stevens - Chief Financial Officer of the Corporation. Mr. Stevens has been President of Integrated Brands Inc. since June 1990 and Treasurer and Chief Financial Officer since April 1989. He was a Vice Chairman of the Board of Integrated Brands from August 1988 until June 1990. Mr. Stevens became a Director of Swensen's Inc. in October 1987 and served as President of Swensen's Inc. from October 1987 until June 1990. He joined Swensen's in August 1986 as Senior Executive Vice President - Finance and Administration.

Stephen Bogyay - Executive Vice-President, International Operations. Mr. Bogyay has served as Executive Vice-President and Chief Operating Officer and Director of Kayla Foods Int'l (Barbados) Inc. since 1996. Mr. Bogyay was President and Director of Bresler's (Barbados) Inc. from 1995 to 1996. Mr. Bogyay served as Vice President and Director of Yogen Fruz (Barbados) Inc. from 1994 to 1996.

John R. Welty Jr. - Vice-President, Franchising and Foodservice. Mr. Welty became Vice-President, Eskimo Pie Foodservice in October 2000 and
Vice-President, CoolBrands Franchise in May 1998. Mr. Welty has been President of Swensen's since July 1990. Prior to 1990, Mr. Welty held various executive positions with Swensen's.

Timothy Timm - Vice-President, Manufacturing and Quality Assurance. Mr. Timm has been Vice-President, Manufacturing and Quality Assurance since March 1998. He was Vice-President of Manufacturing with Integrated Brands Inc. since 1988. Prior to 1988, Mr. Timm held various manufacturing relations positions in the ice cream industry.

John M. Kaczynski - Senior Vice-President, Sales and Marketing. Mr. Kaczynski has been Senior Vice-President, Sales since March 1998. From 1997 to 1998, Mr. Kaczynski was Vice-President, Sales for Integrated Brands. From 1988 to 1998, Mr. Kaczynski was Division Sales Manager with Nestle.

William J. Weiskopf - President, Value American Flavors and Ingredients. Mr. Weiskopf became President of Value American Flavors and Ingredients in October 2000. Since August 1997, Mr. Weiskopf was Vice-President and General Manager, Flavors Division of Eskimo Pie Corporation. From November 1995 to August 1997, Mr. Weiskopf was National Sales Manager, Flavors.

Paul C. Samuel - Vice-President, Sam-Pack Flexible Packaging. Mr. Samuel has been Vice-President, Sam-Pack Flexible Packaging since October 2000. Since July 1988, Mr. Samuel was Plant/General Manager of the packaging operation.

V. Stephen Kangisser - Vice-President, Sales. Mr. Kangisser became Vice-President, Sales in October 2000. From August 1998 to October 2000, he was Vice-President, Sales with Eskimo Pie Corporation and from May 1996 to July 1998 he was Vice-President, Marketing with Eskimo Pie Corporation.

Fred J. Fullerton, Jr. - Vice-President, Sales - Foodservice. Mr. Fullerton became Vice-President of National Accounts for Eskimo Pie Foodservice in October 2000 and is responsible for multiple unit chain account sales. In 1994, Mr. Fullerton became Director of Business Development for Eskimo Pie Foodservice.

John R. LeSauvage - Vice-President, Operations. Mr. LeSauvage has been Vice-President, Marketing since June 1999, when he joined the Corporation. Since 1974, Mr. LeSauvage has held various sales and marketing related positions in the frozen dessert industry.

J. Leo Glynn - President, Eskimo Pie Frozen Distribution, Inc. Mr. Glynn has been president of Eskimo Pie Frozen Distribution Inc. since June 2003, when he joined the Corporation. Mr. Glynn has twenty-five years of sales and general management experience in DSD distribution in the ice cream and bakery industries.

The Corporation does not have an executive committee of its Board of Directors.

     As of August 31, 2003, all directors and officers of the Corporation, as a group beneficially own or exercise control of approximately 54.8% of the votes attaching to all outstanding shares of the Corporation, comprised of the following: 155,031 multiple voting shares held directly by The Serruya Family Trust and 4,078,301 multiple voting shares held by 1082272 Ontario Inc., a wholly-owned subsidiary of The Serruya Family Trust; 1,419,467 multiple voting shares held by Richard E. Smith, 288,106 multiple voting shares held by David M. Smith and 45,138 multiple voting shares held by David J. Stein; and approximately 248,455 subordinate voting shares held by the remaining officers of the Corporation. In addition, Michael Serruya owns 56,000 subordinate voting shares, Aaron Serruya owns 56,149 subordinate voting shares and Richard E. Smith owns 8,300 subordinate voting shares.

ITEM 8: ADDITIONAL INFORMATION

     The Corporation will provide upon request to the Secretary of the
Corporation:

     (a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

               (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

               (ii) one copy of the comparative consolidated financial
                    statements of the Corporation for its most recently completed fiscal financial year together with the accompanying report of the auditor and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

               (iii) one copy of the information circular of the Corporation in respect of its most recent Annual Meeting of Shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

               (iv) one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to
                    (iii) above; or

     (b)  at any other time, one copy of any other documents referred to in
          (a)(i), (ii) and (iii) above.

     Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

     The Board of Directors has approved the contents of this Annual Information Form.


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